Exhibit 99.1

   NOVA Chemicals: Record Core Business Performance; Improvement in STYRENIX

     PITTSBURGH--(BUSINESS WIRE)--Oct. 18, 2006--NOVA Chemicals Corporation (NYSE:NCX)(TSX:NCX):

     All financial information is in U.S. dollars unless otherwise indicated.

     NOVA Chemicals Corporation (NOVA Chemicals) reported a net loss of $25 million ($0.30 per share loss) for the third quarter of 2006 compared to net income of $108 million ($1.30 per share) for the second quarter of 2006, which included a $60 million benefit from Canadian tax rate reductions. NOVA Chemicals reported a net loss of $105 million ($1.28 per share loss) for the third quarter of 2005.

     The following items had a negative net impact of $103 million after-tax or $1.25 per share on third quarter earnings:

     Restructuring charges (see page 3)

     -- Carrington, UK joint venture site closure...$46 million or $0.56 per share

     --   North American restructuring costs...$33 million or $0.40 per share

     Other charges (see pages 10 and 13)

     -- Mutual insurance company wind-up costs...$13 million or $0.16 per share

     -- Unrealized losses on feedstock derivatives...$11 million or $0.13 per share

     Net income from the businesses was $83 million ($1.00 per share) versus $102 million ($1.23 per share) in the previous quarter. The $102 million includes the $60 million tax benefit.

     "Looking past the restructuring and other charges, investors will see record operating performance in Olefins/ Polyolefins and improvement in STYRENIX due to our cost reduction program," said Jeff Lipton, NOVA Chemicals' President and CEO.

     "The progress in STYRENIX improves the prospects of a deal that will unlock the full value of our core businesses for shareholders."

     Third Quarter Snapshot

     Core Businesses: $118 million income or $1.42 per share

     -- The Core Businesses include Olefins/Polyolefins and Performance Styrenics (renamed from Expandable Polystyrene/Styrenic Performance Products)

     -- Olefins/Polyolefins reported net income of $123 million and record EBITDA of $255 million

     -- Record Alberta Advantage averaged 17 cents per pound of ethylene cash cost, up from 14 cents per pound in the previous quarter

     -- Performance Styrenics net loss of $5 million similar to a net loss of $4 million in the second quarter

     STYRENIX: $35 million loss or $(0.42) per share

     -- Cash flow from operations in Europe improved to a positive level by the end of the quarter

     NOVA Chemicals will host a conference call today, Wednesday, October 18, 2006, for investors and analysts at 10 a.m. EDT (8 a.m. MDT; 7 a.m. PDT). Media are welcome to join this call in "listen-only" mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3196823). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX).


NOVA Chemicals Highlights
(millions of U.S. dollars except per share amounts and as noted)
This should be read in conjunction with other interim and annual financial statement disclosures as well as NOVA Chemicals' 2005
 Annual Report.

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Net income (loss)
Core business units
     Olefins/Polyolefins      $123  $151(8)     $26   $344(8)    $195
     Performance Styrenics      (5)     (4)      (1)     (15)      (7)
STYRENIX                       (35)    (45)     (56)    (119)    (147)
Corporate(1)                  (108)      6      (74)    (132)     (77)
                           -------- ------- -------- -------- --------
Net income (loss)             $(25)   $108    $(105)     $78     $(36)
                           ======== ======= ======== ======== ========


Earnings (loss) per common
 share
  - basic                   $(0.30)  $1.31   $(1.28)   $0.95   $(0.44)
  - diluted                 $(0.30)  $1.30   $(1.28)   $0.94   $(0.44)


Weighted-average common
 shares outstanding
 (millions)(2)(3)
  - basic                       83      83       82       83       83
  - diluted                     83      83       82       83       83


Revenue                     $1,712  $1,619   $1,366   $4,884   $4,183
Adjusted EBITDA(4)            $196    $189      $59     $506     $376

Depreciation and
 amortization                  $75     $77      $70     $224     $216
Funds from operations          $76    $101      $18     $236     $215
Capital expenditures           $47     $64     $102     $152     $290
Average capital
 employed(5)                $3,759  $3,769   $3,284   $3,703   $3,343
After-tax return (loss) on
 capital employed(6)           0.8%   14.6%  (10.4)%     6.2%     0.9%
Return (loss) on average
 common equity(7)            (7.3)%   31.8%  (31.6)%     7.9%   (3.5)%


(1) See tables on page 10 for a description of all Corporate Items.
(2) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share (see Note 6, page 21).
(3) For periods where there are losses, diluted shares are the same as basic shares because outstanding securities such as stock options that could potentially dilute earnings per share would be anti-dilutive and are therefore excluded from outstanding diluted shares.
(4) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income (Loss) and Reinvested Earnings on page 16 and Supplemental Measures on page 10).
(5) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 10).
(6) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 10).
(7) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.
(8) Includes $60 million benefit from Canadian tax rate reductions.


     RESTRUCTURING AND COST REDUCTION

     NOVA Chemicals has targeted $125 million per year of company-wide cost savings by the end of 2007 related to: the June 26, 2006 restructuring announcement; NOVA Innovene synergies; and the expiry of styrene monomer contracts. By the end of the third quarter, NOVA Chemicals took the necessary actions to achieve a cost savings rate of $69 million per year.


(in millions of U.S.
 dollars/year)                                        Q3 2006 Charges
                                                      ----------------
                                Expected Annualized
                                     Savings Rate
                      Targeted ----------------------- Before  After
                       Savings Q4 2006 Q1 2007 Q1 2008   tax    tax
                      ------------------------------------------------
North American
 Restructuring             $65     $52     $65    $69      $53    $33
NOVA Innovene
 Improvements
(NOVA Chemicals'
 share)                     30      17      33     40       56     46
Styrene Contract
 Expiration                 30      --      22     30       --     --
                      ------------------------------------------------
Total                     $125     $69    $120   $139     $109    $79


     North American Restructuring

     On June 26, 2006, NOVA Chemicals announced plans to restructure its North American operations to better align resources and reduce costs. A separate business unit, named STYRENIX, was created to hold the NOVA Chemicals' styrene monomer and solid polystyrene assets in North America as well as NOVA Chemicals' interest in the European 50:50 joint venture with INEOS. As part of this restructuring, a company-wide cost reduction target was set for $65 million per year by the end of 2006. This savings target includes approximately $35 million per year of savings in the core businesses and $30 million per year of savings in STYRENIX.

     NOVA Chemicals reached a North American cost-reduction rate of $52 million per year by the end of the third quarter of 2006, including $13 million per year in savings from the Chesapeake, VA, site closure in June 2006, $35 million in company-wide cost reductions and a $4 million reduction in depreciation. Total cost reduction rates are expected to be at $65 million per year by the first quarter of 2007 and at $69 million per year by the first quarter of 2008.

     In the third quarter of 2006, a restructuring charge of $53 million before-tax ($33 million after-tax) was recorded related to severance, pension and other employee-related costs.

     NOVA Innovene

     Upon start up in October 2005, NOVA Innovene, NOVA Chemicals' European joint venture with INEOS, targeted synergy savings of $40 million per year within 3 years. In the first quarter of 2006, the target was revised upward to $60 million per year within 2 years. At this time, NOVA Innovene is on track to exceed the revised target by the end of the fourth quarter of 2006, well ahead of the shortened timeline. NOVA Chemicals receives 50% of the benefit of the total cost savings.

     By the end of the third quarter of 2006, NOVA Chemicals realized cost savings of $17 million. In the fourth quarter, NOVA Chemicals expects to realize additional savings related to the Carrington, UK and the Berre, France plant closures, bringing the annual run rate to $33 million.

     On July 25, 2006, NOVA Innovene announced plans to permanently close its Carrington, UK, solid polystyrene facility in October 2006. Accordingly, NOVA Chemicals fully wrote down the value of the plant as of Sept. 30, 2006. NOVA Chemicals incurred a charge of $56 million before-tax ($46 million after-tax), $8 million of which is related to employee severance and departure costs and the balance due to non-cash asset write-downs.

     Styrene Contract Expiration

     NOVA Chemicals is required to purchase up to 1 billion pounds per year of styrene monomer as part of two supply contracts. NOVA Chemicals estimates that these contracts create $30 million per year of higher costs. The contracted styrene monomer is more costly than its own production, and at times, has forced NOVA Chemicals to reduce operating rates at its own facilities.

     The first of the two supply contracts (400 million pounds per year) expires on December 31, 2006 and will save an estimated $22 million per year starting Jan. 1, 2007. The second supply contract (up to 600 million pounds per year) will expire on December 31, 2007 and will save, at current styrene economics, an estimated $8 million per year starting Jan. 1, 2008.


OLEFINS/POLYOLEFINS BUSINESS UNIT
Financial Highlights
(millions of U.S. dollars
 except as noted)             Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Revenue(1)                  $1,146  $1,078     $878   $3,232   $2,687
Operating income              $211    $160      $58     $500     $346
Depreciation and
 amortization                   44      46       41      133      124
                           -------- ------- -------- -------- --------
Adjusted EBITDA(2)            $255    $206      $99     $633     $470
Net income                    $123  $151(5)     $26   $344(5)    $195
Capital expenditures           $22     $28      $67      $69     $175
Average capital
 employed(3)                $2,503  $2,482   $1,982   $2,433   $2,010
After-tax return on
 capital employed(4)          22.5%   27.0%     7.6%    21.7%    14.9%


(1) Before intersegment eliminations.
(2) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 10).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates. (See Supplemental Measures on page 10.)
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed. (See Supplemental Measures on page 10.)
(5) Includes $60 million benefit from Canadian tax rate reductions.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)     Three Month Average    Nine Month Average
                          ------------------------- ------------------
                          Sept. 30 June 30 Sept. 30 Sept. 30  Sept. 30
                            2006    2006     2005     2006      2005
                          -------- ------- -------- --------- --------
Benchmark Principal
 Products:
Ethylene(2)                 $0.51   $0.47    $0.41     $0.49    $0.40
Polyethylene - LLDPE
 butene liner(3)            $0.69   $0.63    $0.54     $0.67    $0.55
Polyethylene - weighted-
 average benchmark(4)       $0.71   $0.66    $0.58     $0.69    $0.58
Benchmark Raw Materials:
AECO natural gas (dollars
 per mmBTU)(5)              $5.03   $5.35    $7.76     $5.64    $6.43
NYMEX natural gas
 (dollars per mmBTU)(6)     $6.53   $6.82    $8.25     $7.47    $7.12
WTI crude oil (dollars
 per barrel)(7)            $70.48  $70.69   $63.19    $68.22   $55.40


(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
 (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
 Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: Canadian Gas Price Reporter, weighted average daily spot gas price, values in millions of British Thermal Units (mmBTU).
(6) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day
 Average Close.
(7) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)          Three Months Ended     Nine Months Ended
                           -------------------------------------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------

Standard Products              698     691      587    2,004    1,866
Performance Products           102     146      127      370      328
                           -------- ------- -------- -------- --------
Total                          800     837      714    2,374    2,194
                           ======== ======= ======== ======== ========


     Standard Products and Performance Products, including SCLAIR(R) and SURPASS(R) resins, are produced at the Joffre site using Advanced SCLAIRTECH(TM) technology. The other sites produce only Standard Products.

     Review of Operations

     Olefins/Polyolefins

     The Olefins/Polyolefins business unit reported net income of $123 million in the third quarter of 2006. Second quarter net income was $151 million, including $60 million of Canadian tax rate reductions. Third quarter EBITDA of $255 million is $49 million higher than the second quarter and is the highest quarterly EBITDA in NOVA Chemicals' eight-year history as a publicly traded company. The quarter-over-quarter improvement in EBITDA was primarily related to margin improvement resulting from polyethylene and ethylene price increases which outpaced higher feedstock costs and lower polyethylene volumes.

     Ethylene and Feedstocks

     USGC ethylene benchmark prices averaged 51 cents per pound in the third quarter of 2006 compared to 47 cents per pound in the second quarter.

     Quarter-over-quarter, the average price of NYMEX contract natural gas was down 4% to $6.53 per mmBTU and the average USGC ethane price was up 12% to 76 cents per gallon. USGC ethane prices averaged 189% of NYMEX natural gas cash prices, up from an average of 157% in the previous quarter. The average AECO cash natural gas price of $5.03 per mmBTU in the third quarter was 6% lower than the second quarter.

     The Alberta Advantage averaged 17 cents per pound of cash cost of ethylene production in the third quarter of 2006, up from 14 cents per pound in the second quarter. The advantage was higher in the third quarter due to both an increase in USGC ethane prices and a decrease in Alberta ethane costs. NOVA Chemicals uses ethylene produced at its Joffre, Alberta, facility to produce approximately 65% of its total polyethylene.

     The price of WTI crude oil averaged $70.48 per barrel in the third quarter, essentially flat from the second quarter. WTI crude prices increased from second quarter levels in July and August but fell sharply in September. NOVA Chemicals' average crude oil costs increased 7% during the quarter due to its use of FIFO inventory accounting. This increase in crude oil feedstock cost was offset by higher co-product revenues from the Corunna flexi-cracker.

     Polyethylene

     Third quarter polyethylene results improved from the second quarter as higher margins more than offset reduced volumes.

     NOVA Chemicals' total polyethylene sales volume for the third quarter was 800 million pounds, down 4% from the previous quarter. Volumes declined in September as customers consumed inventory. International sales represented 10% of total polyethylene sales in the third quarter, essentially the same as the second quarter.

     North American producer sales, as reported by the American Plastics Council
(APC), declined by 8% in the third quarter relative to the second quarter of 2006. The APC also reported North American producer operating rates averaged 92% in the third quarter. Producer inventories rose to 47 days of sales versus a 45-day five-year average. NOVA Chemicals finished the third quarter with 20 days of polyethylene inventory, down from 22 days at the end of the second quarter.

     The average butene liner benchmark polyethylene price in the third quarter was 69 cents per pound, up 6 cents per pound from the second quarter.

     Advanced SCLAIRTECH

     Sales of Standard and Performance polyethylene products, manufactured using Advanced SCLAIRTECH technology, reached a record high of 224 million pounds, 9% higher than the second quarter. Third quarter market conditions supported a product mix that resulted in sales volumes in excess of the plant's 213 million pound quarterly nameplate capacity.

     Third quarter sales of polyethylene Performance Products manufactured using Advanced SCLAIRTECH technology were 102 million pounds, down 44 million pounds from the second quarter due to a quality issue that has been resolved and an opportunistic switch to higher margin standard product production.

     Third Quarter 2006 Versus Third Quarter 2005

     Net income of $123 million in the third quarter of 2006 was up from net income of $26 million in the third quarter of 2005, due to increased margins and volumes and the impact of 2005 outages.

     First Nine Months 2006 Versus First Nine Months 2005

     Net income for the first nine months of 2006 was $344 million, up from $195 million for the first nine months of 2005, primarily related to price increases that more than offset higher feedstock costs. Also, polyethylene sales volumes in the first nine months of 2006 were 8% greater than the first nine months of 2005 due to outages that occurred in 2005.


PERFORMANCE STYRENICS BUSINESS UNIT

 Financial Highlights
(millions of U.S. dollars except as noted)

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Revenue(1)                    $111    $106      $90     $316     $294
Operating loss                 $(7)    $(4)     $(1)    $(17)     $(9)
Depreciation and
 amortization                    4       3        3       10        9
                           -------- ------- -------- -------- --------
Adjusted EBITDA(2)             $(3)    $(1)      $2      $(7)      $-
Net loss                       $(5)    $(4)     $(1)    $(15)     $(7)
Capital expenditures           $16     $31      $23      $67      $47
Average capital
 employed(3)                  $265    $221     $224     $234     $232
After-tax loss on capital
 employed(4)                 (4.8)%  (4.6)%   (0.6)%   (5.6)%   (2.2)%


(1) Before intersegment eliminations.
(2) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 10).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates. (See Supplemental Measures on page 10.)
(4) After-tax loss on capital employed equals net loss plus after-tax interest expense (annualized) divided by average capital employed. (See Supplemental Measures on page 10.)


     Review of Operations

     Performance Styrenics

     The Performance Styrenics business unit reported a net loss of $5 million in the third quarter of 2006 compared to a net loss of $4 million in the second quarter. The quarter-over-quarter decline in earnings was primarily related to change in sales mix in North American expandable polystyrene (EPS).

     North American EPS

     North American EPS sales volume decreased by 8% from the second quarter to the third quarter due to reduced demand in produce packaging. During the third quarter, NOVA Chemicals implemented a price increase of 4 cents per pound.

     Styrenic Performance Products

     Styrenic Performance Products sales volumes were 10% greater than the prior quarter, driven by growth in ARCEL(R) and ZYLAR(R) resin sales.

     During the third quarter, NOVA Chemicals announced the start-up of a facility in Ningbo, China, a venture with Loyal Chemical. The facility provides new finishing capacity for ARCEL moldable foam resin to support growing Asian markets.

     In addition, NOVA Chemicals entered into a 50:50 joint venture announced on July 20, 2006 with Dietrich Metal Framing to develop and manufacture durable, energy-saving composite construction products and systems. These systems combine NOVA Chemicals' EPS technology with Dietrich's light-gauge steel framing expertise.

     Third Quarter 2006 Versus Third Quarter 2005

     The Performance Styrenics business unit had a net loss of $5 million in the third quarter of 2006, compared to a net loss of $1 million in the third quarter of 2005. The impact of higher feedstock costs more than offset the increase in prices and sales volumes.

     First Nine Months 2006 Versus First Nine Months 2005

     The net loss for the first nine months of 2006 was $15 million, compared to a net loss of $7 million for the first nine months of 2005 as lower EPS margins were only partially offset by higher sales volumes.

     NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 15.


STYRENIX BUSINESS UNIT

Financial Highlights
(millions of U.S. dollars except as noted)
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Revenue(1)                    $555    $510     $443   $1,577   $1,411
Operating loss                $(39)   $(53)    $(70)   $(137)   $(179)
Depreciation and
 amortization                   27      28       26       81       83
                           -------- ------- -------- -------- --------
Adjusted EBITDA(2)            $(12)   $(25)    $(44)    $(56)    $(96)
Net loss                      $(35)   $(45)    $(56)   $(119)   $(147)
Capital expenditures            $9      $5      $12      $16      $68
Average capital
 employed(3)                $1,108  $1,168   $1,137   $1,137   $1,176
After-tax loss on capital
 employed(4)                 (8.1)% (11.5)%  (16.8)%   (9.7)%  (13.8)%


(1) Before intersegment eliminations.
(2) Net loss before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Supplemental Measures on page 10).
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates. (See Supplemental Measures on page 10.)
(4) After-tax loss on capital employed equals net loss plus after-tax interest expense (annualized) divided by average capital employed. (See Supplemental Measures on page 10.)


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)     Three Month Average    Nine Month Average
                         -------------------------- ------------------
                          Sept. 30 June 30 Sept. 30 Sept. 30  Sept. 30
                            2006    2006     2005     2006      2005
                         --------- ------- -------- --------- --------
Benchmark Principal
 Products:
Styrene monomer(2)          $0.70   $0.62    $0.60     $0.64    $0.62
Solid polystyrene(3)
  North America             $0.93   $0.84    $0.82     $0.87    $0.85
  Europe                    $0.76   $0.66    $0.64     $0.68    $0.66
Benchmark Raw Materials:
Benzene (dollars per
 gallon)(4)                 $3.71   $3.02    $2.82     $3.14    $3.02


(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cents per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.


STYRENIX Sales Volumes
(millions of pounds)          Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Styrene monomer(1)             351     349      384    1,146    1,207
Solid polystyrene
  North America                194     192      197      567      619
European Joint Venture         234     246      267      728      774
                           -------- ------- -------- -------- --------
Total                          779     787      848    2,441    2,600
                           ======== ======= ======== ======== ========

(1) Third-party sales, including purchased volumes resold. Excludes sales to NOVA Innovene.


     Review of Operations

     STYRENIX

     The STYRENIX business unit reported a net loss of $35 million in the third quarter of 2006, a 22% improvement over the $45 million net loss reported in the second quarter. The quarter-over-quarter improvement in earnings was related to improved NOVA Innovene results from further cost reduction and some margin expansion.

     Styrene Monomer

     Styrene monomer margins were up in the third quarter as price increases outpaced increases in feedstock costs. Styrene monomer prices rose to $0.70 per pound from $0.62 per pound in the second quarter. The third quarter average benzene price increased to $3.71 per gallon up from $3.02 per gallon in the second quarter. Benchmark ethylene prices averaged 51 cents per pound, up from 47 cents per pound in the second quarter.

     Third-party styrene monomer sales volumes in the third quarter were essentially flat compared with the second quarter. In mid-July 2006, the Bayport, TX plant re-started after having been idled since May 4, 2006 due to the ethylene force majeure declared by Huntsman Corporation and limited ethylene availability on the USGC.

     NOVA Chemicals implemented 6 cents per pound of styrene monomer price increases in the third quarter. An additional 6 cents per pound price increase was announced to be effective Oct. 1.

     North American Solid Polystyrene (SPS)

     North American SPS sales volume increased by 1% in the third quarter compared to the second quarter due to sales to new customers. North American benchmark SPS prices increased by approximately 9 cents per pound from the second quarter.

     NOVA Chemicals implemented a total of 8 cents per pound of SPS price increases during the third quarter. A 5 cents per pound price increase was announced to be effective Oct. 1.

     NOVA Innovene

     In the third quarter, NOVA Innovene reported positive EBITDA, before NOVA Chemicals' corporate charges. NOVA Innovene was EBITDA positive, after NOVA Chemicals' corporate charges, in September of 2006 for the first time since the joint venture started in October 2005.

     SPS sales volumes for NOVA Innovene were down 9% from the second quarter, in line with the Western European market.

     EPS sales volumes for NOVA Innovene were up 2% from the second quarter. EPS producer inventories remained low at the end of the third quarter. Margins expanded in the third quarter as price increases outpaced higher feedstock costs. The European EPS benchmark price increased by approximately 14 cents per pound from the second quarter.

     Third Quarter 2006 Versus Third Quarter 2005

     The STYRENIX business unit had a net loss of $35 million in the third quarter of 2006, compared to a net loss of $56 million in the third quarter of 2005. Higher prices more than offset higher feedstock costs and the decrease in sales volume. Cost reduction programs were also a significant factor.

     First Nine Months 2006 Versus First Nine Months 2005

     The STYRENIX net loss for the first nine months of 2006 was $119 million, compared to a net loss of $147 million for the first nine months of 2005, due to margin expansion in styrene monomer and European EPS, as well as cost reduction.

     NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 15.


CORPORATE

Before-tax Corporate Items
(millions of U.S. dollars)
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006   2005(5)    2006   2005(5)
                           -------- ------- -------- -------- --------
Stock-based compensation
 and profit
sharing(1)                     $(8)    $(3)    $(16)    $(15)     $21
Restructuring(2)              (109)     (1)     (85)    (125)     (85)
Non-cash insurance
 charge(3)                     (19)      -        -      (19)     (22)
Mark-to-market feedstock
 derivatives(4)                (17)     12       17      (30)       3
                           -------- ------- -------- -------- --------
                             $(153)     $8     $(84)   $(189)    $(83)
                           ======== ======= ======== ======== ========


After-tax Corporate Items
(millions of U.S. dollars)
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006   2005(5)    2006   2005(5)
                           -------- ------- -------- -------- --------
Stock-based compensation
 and profit sharing(1)         $(5)    $(2)    $(11)    $(11)     $10
Restructuring (2)              (79)      -      (75)     (89)     (75)
Non-cash insurance
 charge(3)                     (13)      -        -      (13)     (15)
Mark-to-market feedstock
 derivatives(4)                (11)      8       12      (19)       3
                           -------- ------- -------- -------- --------
                             $(108)     $6     $(74)   $(132)    $(77)
                           ======== ======= ======== ======== ========


(1) NOVA Chemicals has two cash-settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a three-year hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period.
(2) In the third quarter of 2006, NOVA Chemicals accrued $53 million ($33 million after-tax) of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. In addition, NOVA Chemicals accrued $56 million ($46 million after-tax) related primarily to the non-cash asset write-downs for the Carrington, UK solid polystyrene facility closure. In the second quarter of 2006, NOVA Chemicals accrued $1 million (before-tax) of restructuring costs related to actions taken by NOVA Innovene. In the first quarter of 2006, NOVA Chemicals accrued $15 million ($10 million after-tax) related to severance costs for the Chesapeake, VA plant site closure. In the third quarter of 2005, NOVA Chemicals recorded a charge of $85 million ($75 million after-tax) primarily as a result of NOVA Innovene's decision to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK. The benefit of tax losses in France and obsolete assets associated with the Corunna modernization were written off and also included in this charge.
(3) NOVA Chemicals is one of many participants in OIL and sEnergy - two mutual insurance companies formed to insure against catastrophic risks. NOVA Chemicals accrued $19 million ($13 million after-tax) in the third quarter of 2006 and $22 million ($15 million after-tax) in the second quarter of 2005 related to its share of estimated incremental costs in the insurance pools in which it participates. Due to losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, NOVA Chemicals was required to pay higher premiums. The third quarter charges are related to sEnergy which is in the process of closing operations.
(4) See page 13 for description.
(5) Beginning in 2006, NOVA Chemicals began classifying stock option expense and mark-to-market adjustments on feedstock derivative positions as corporate items as they are non-cash items and are not relevant in measuring business performance. Previously these amounts were allocated to the Olefins/Polyolefins and Styrenics business units. Prior periods have been restated to conform with the new presentation.


     Supplemental Measures

     In addition to providing measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

     -- Adjusted EBITDA - This measure, defined on page 2, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. Segment adjusted EBITDA is determined as segment operating income or loss before depreciation and amortization.

     --   After-tax return (loss) on capital employed - defined on page 2

     --   Average capital employed - defined on page 2

     -- Core Business income - Net income (loss) from the business units less net income (loss) from the STYRENIX business unit

     --   CFCT - defined on page 12

     --   Net current debt - current debt less restricted cash and other assets

     --   Net debt to total capitalization - defined on page 11

     -- Net income (loss) from the business units - total net income or loss from the Olefins/Polyolefins, Performance Styrenics and STYRENIX business units, which equals NOVA Chemicals' net income less corporate and other items (see page 1). This measure highlights the ongoing performance of the business units without considering one-time charges events or other items which are not driven by the business.

     --   Net tangible asset coverage on long-term debt - defined on page 11

     These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.


Liquidity and Capital Resources
Capitalization
(millions of U.S. dollars except as noted)    Sept. 30 June 30 Dec. 31
                                                2006    2006    2005
                                              -------- ------- -------

Current debt(1)                                  $201    $200    $302
Less: restricted cash and other assets            (72)    (72)    (72)
                                              -------- ------- -------
    Net current debt                              129     128     230
Long-term debt(2)                               1,753   1,690   1,737
Less: cash and cash equivalents                  (110)    (93)   (166)
                                              -------- ------- -------

Total debt, net of cash, cash equivalents,
 and restricted cash and other assets           1,772   1,725   1,801

Total common shareholders'
equity(3)(4)(5)(6)(7)                           1,372   1,387   1,219
                                              -------- ------- -------

Total capitalization(8)                        $3,144  $3,112  $3,020
                                              ======== ======= =======


(1) Current debt includes the $198 million preferred shares due Mar. 15, 2007 and the current debt related to the Joffre cogeneration facility joint venture.
(2) Maturity dates for NOVA Chemicals' current and long-term debt range from Mar. 2007 to Aug. 2028.
(3) Common shares outstanding on Oct. 13, 2006 were 82,553,756 (Sept. 30, 2006 - 82,553,456; Sept. 30, 2005 - 82,335,363; Dec. 31, 2005 -
 82,364,899).
(4) A total of 5,536,197 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on Oct. 13, 2006, and 5,536,797 were outstanding on Sept. 30, 2006. A total of 2,149,371 common shares were reserved but unallocated at Sept. 30, 2006. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(5) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(6) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires in May 2009.
(7) For the three months ended Sept. 30, 2006, a total of 3,762 common shares were issued upon the exercise of stock options.
(8) Total capitalization includes shareholders' equity and total debt net of cash and cash equivalents and restricted cash.


Senior Debt Ratings(1)
                                           Senior Unsecured Debt
                                     ---------------------------------
  DBRS                                     BBB (low) (negative)
  Fitch Ratings                                 BB (stable)
  Moody's                                     Ba2 (negative)
  Standard & Poor's                            BB- (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios                                  Three Months Ended
                                              ------------------------
                                              Sept. 30 June 30 Dec. 31
                                                2006    2006    2005
                                              -------- ------- -------
Net debt to total capitalization(1)              56.4%   55.4%   59.6%
Interest coverage on long-term debt(2)          0.6x     0.0x     0.0x
Net tangible asset coverage on long-term        1.7x    1.7x      1.6x
 debt(3)


(1) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents and restricted cash, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 10).
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(millions of U.S. dollars)        Three Months Ended Nine Months Ended
                                    Sept. 30, 2006    Sept. 30, 2006
                                  ------------------ -----------------
Operating income                                $12              $157
Add back - depreciation and
 amortization                                    75               224
          - restructuring
           charges                              109               125
                                  ------------------ -----------------
Adjusted EBITDA(1)                              196               506
Interest expense                                (43)             (125)
Cash-based restructuring charges                (62)              (78)
Loss on derivatives                              11                17
Current tax expense and other                   (26)              (84)
                                  ------------------ -----------------
Funds from operations                            76               236
Operating working capital
 (increase) decrease                            (65)                2
                                  ------------------ -----------------
Cash flow from operating
 activities                                      11               238

Asset sale proceeds                               -                 2
Capital expenditures                            (47)             (152)
Turnaround costs, long-term
 investments and other assets                   (18)              (38)
Dividends paid                                   (7)              (22)
Common shares issued                              -                 2
Options retired for cash                         (1)               (1)
Foreign exchange and other                       15                 -
                                  ------------------ -----------------
Total change in cash and debt                  $(47)              $29
                                  ================== =================
Increase (decrease) in cash and
 cash equivalents                               $17              $(56)
(Increase) decrease in debt
 (including foreign exchange
 changes)                                       (64)               85
                                  ------------------ -----------------
Total change in cash and cash
 equivalents and debt                          $(47)              $29
                                  ================== =================

(1) See Consolidated Statements of Net Income (Loss) and Reinvested Earnings on page 16 and Supplemental Measures on page 10.


     NOVA Chemicals' funds from operations were $76 million for the third quarter of 2006, down from $101 million in the second quarter. Operating working capital increased by $65 million, primarily as a result of higher inventories.

     NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 10. CFCT measures working capital from operations (excluding NOVA Innovene) in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 35 days as of Sept. 30, 2006, and 30 days as of June 30, 2006.

     Capital expenditures were $47 million in the third quarter of 2006, compared to $64 million in the second quarter and $102 million in the third quarter of 2005. Capital spending was down from the same time last year due to reduced expenditures related to the Corunna flexi-cracker modernization project.

     Selling, general and administrative (SG&A) costs were $27 million lower than in the third quarter of 2005 and $19 million higher on a year-to-date basis largely due to the mark-to-market impact from stock-based compensation being recorded in 2005. In 2006, this exposure has been hedged.

     Interest expense was higher by $15 million in the third quarter of 2006 compared to the third quarter of 2005 and $45 million higher on a year-to-date basis compared to 2005 due to higher debt levels, higher interest rates and less capitalized interest resulting from the completion of the Corunna and Bayport projects.

     Financing

     NOVA Chemicals has $575 million of revolving credit facilities, which expire on the following dates: $100 million on June 30, 2008, $375 million on June 30, 2010 and $100 million on Mar. 12, 2011. As of Sept. 30, 2006, NOVA Chemicals had utilized $257 million of the facilities, of which $52 million was in the form of letters of credit. All the facilities are governed by the same financial covenants.

     On Mar. 31, 2006, NOVA Chemicals amended its debt to capitalization ratio financial covenant from 55% to 60% for the period Mar. 31, 2006 to Sept. 30, 2006. Using the covenant methodology in the revolving credit facilities, the debt to capitalization ratio was 53% at Sept. 30, 2006. NOVA Chemicals continues to comply with all financial covenants under the facilities.

     NOVA Chemicals also has $350 million accounts receivable programs that will expire on June 30, 2010. As of Sept. 30, 2006, $305 million was sold under the accounts receivable securitization programs.

     Feedstock Derivative Positions

     NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. In the third quarter, there was a net gain of $4 million from all Corunna feedstock derivative positions that matured; there was no net gain or loss in the second quarter.

     In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The mark-to-market earnings impact in the third quarter of NOVA Chemicals' outstanding feedstock derivative portfolio was an $11 million after-tax loss compared to an $8 million after-tax gain in the second quarter. These mark-to-market adjustments are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

     FIFO Impact

     NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the second quarter feedstock purchases flowed through the Consolidated Statements of Net Income
(Loss) and Reinvested Earnings in the third quarter. The following chart depicts the benzene, crude and natural gas prices at the end of each quarter.


  Benchmark Price         Sept. 2006              June 2006
                     ---------------------  ---------------------
Benzene(1)           $ 3.55 per gallon      $ 3.30 per gallon
Crude(2)             $ 63.90 per barrel     $ 70.96 per barrel
Natural Gas(3)       $ 6.82 per mmBTU       $ 5.96 per mmBTU


(1) Source: CMAI
(2) Source: NYMEX WTI daily spot-settled price average for calendar month
(3) Source: NYMEX Henry Hub 3-Day Average Close


     NOVA Chemicals estimates that earnings would have been about $6 million lower in the third quarter had it used the LIFO method of accounting.

     Other Information

     As of Sept. 30, 2006, NOVA Chemicals' management, together with NOVA Chemicals' President and Chief Executive Officer (CEO) and Chief Financial Officer have evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and CEO have concluded that the disclosure controls and procedures of the company are effective. There were no changes in NOVA Chemicals' internal controls over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect NOVA Chemicals' internal control over financial reporting.

     NOVA Chemicals has received a comment letter from the staff of the Securities and Exchange Commission concerning two items relating to its annual report on Form 40-F for the fiscal year ended December 31, 2005. One issue relates to the amount of disclosure provided for restructuring charges which the company has agreed to provide on a prospective basis. The other issue relates to the number of reportable segments in NOVA Chemicals' historical disclosures pursuant to SFAS 131. This issue has not been resolved at this time, but NOVA Chemicals is continuing to work with SEC staff to address the issue. The resolution of this matter will not have any impact on NOVA Chemicals' previously reported financial position, results of operations or cash flows.

     NOVA Chemicals' share price on the New York Stock Exchange (NYSE) rose to $30.71 at Sept. 30, 2006 from $28.79 at June 30, 2006. NOVA Chemicals' share value increased 7% for the quarter ending Sept. 30, 2006 on the NYSE and on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 2% on average and the S&P Chemicals Index increased 4%. The S&P/TSX Composite Index was up 1% and the S&P 500 was up 5% in the third quarter. As of

     Oct. 17, 2006, NOVA Chemicals' share price was $30.28, down 1% from Sept. 30, 2006. The S&P Chemicals Index was up 2% over the same period.

     In the third quarter, approximately 38% of trading in NOVA Chemicals' shares took place on the TSX and 62% of trading took place on the NYSE and other U.S. markets.


  Third Quarter Trading     Millions of Shares % of Float % of Trading
          Volumes
--------------------------- ------------------ ---------- ------------
Toronto Stock Exchange                   19.0         23%          38%
Consolidated U.S. Trading
 Volumes                                 31.2         38%          62%
                            ------------------ ---------- ------------
Total                                    50.2         61%         100%
                            ================== ========== ============


                         INVESTOR INFORMATION
 For inquiries on stock-related matters  Transfer Agent and Registrar
  including dividend payments, stock     CIBC Mellon Trust Company
  transfers and address changes,         600 The Dome Tower, 333
  contact NOVA Chemicals toll-free at     Seventh Avenue S.W.
  1-800-661-8686 or e-mail to            Calgary, Alberta, Canada T2P
  shareholders@novachem.com.              2Z1
                                         Phone: (403) 232-2400/1-800-
Contact Information                       387-0825
Phone: (403) 750-3600 (Canada) or (412)  Fax: (403) 264-2100
 490-4000 (United States)                Internet: www.cibcmellon.ca
Internet: www.novachemicals.com E-Mail:  E-Mail:
 invest@novachem.com                      inquiries@cibcmellon.ca
                                         Share Information
NOVA Chemicals Corporation               NOVA Chemicals' trading
1000 Seventh Avenue S.W., P.O. Box 2518   symbol on the New York and
Calgary, Alberta, Canada T2P 5C6          Toronto Stock Exchanges is
                                          NCX.
If you would like to receive a
 shareholder information package,
 please contact us at (403) 750-3600 or
 (412) 490-4000 or via e-mail at
 publications@novachem.com.

We file additional information relating
 to NOVA Chemicals, including our
 Annual Information Form (AIF), with
 Canadian securities administrators.
 This information can be accessed
 through the System for Electronic
 Document Analysis and Retrieval
 (SEDAR), at www.sedar.com. This same
 information is filed with the U.S.
 Securities and Exchange Commission and
 can be accessed via their Electronic
 Data Gathering Analysis and Retrieval
 System (EDGAR) at
 www.sec.gov/edgar.shtml


Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.
ARCEL(R) is a registered trademark of NOVA Chemicals Inc.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
 authorized use/utilisation autorisee.
SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in
 Canada and of NOVA Chemicals (International) S.A. elsewhere.
ZYLAR(R) is a registered trademark of NOVA Chemicals (Canada)
 Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilisation autorisee.


CHANGES IN NET INCOME (LOSS)
(millions of U.S. dollars)

                                               Q3 2006     First Nine
                                            Compared with  Months 2006
                                           ---------------  Compared
                                                           with First
                                                           Nine Months
                                           Q2 2006 Q3 2005    2005
                                           ------- ------- -----------
Higher net unit margins                       $17     $81        $106
(Lower) higher sales volumes                   (9)     28          43
                                           ------- ------- -----------
Higher operating margin(1)                      8     109         149
Lower research and development                  -       1           -
(Higher) lower selling, general and
 administrative                                (1)     27         (19)
Higher restructuring charges                 (108)    (24)        (40)
Lower (higher) depreciation and
 amortization                                   2      (5)         (8)
Higher interest expense                        (3)    (15)        (45)
(Lower) higher other gains and losses          (1)     (1)          1
(Higher) lower income tax expense             (30)    (12)         76
                                           ------- ------- -----------
(Decrease) increase in net income (loss)    $(133)    $80        $114
                                           ======= ======= ===========

(1) Operating margin equals revenue less feedstock and operating costs.


     Forward-Looking Information

     This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2006 involve longer-term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

     The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' belief that the progress in STYRENIX improves the prospects of a deal that will unlock the full value of its core businesses for shareholders; NOVA Chemicals' expectations with respect to timing, delivery and financial impact of its cost reduction initiatives; expected financial performance in future periods, including cost savings in NOVA Chemicals' STYRENIX business unit; and implementation of announced price increases. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; costs to comply with the Kyoto Protocol; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies; terrorist attacks; severe weather events; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

     Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

     NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.


Summary Quarterly Financial Information
(millions of U.S. dollars, except per share amounts)

                                 Three Months Ended
   --------------------------------------------------------
                      2006                     2005             2004
              --------------------- --------------------------- ------
               Sept.   June   Mar.   Dec.  Sept.   June   Mar.   Dec.
                30      30     31     31     30     30     31     31
Revenue       $1,712  1,619  1,553  1,433  1,366  1,329  1,488  1,527
Operating
 income (loss)   $12    111     34    (79)   (96)     1    170     51
Net income
 (loss)         $(25)   108     (5)   (68)  (105)   (25)    94    162
Net income
 (loss) per
 share
  -basic      $(0.30)  1.31  (0.06) (0.82) (1.28) (0.29)  1.12   1.91
  -diluted    $(0.30)  1.30  (0.06) (0.82) (1.28) (0.29)  1.06   1.78
Weighted-
 average
 common shares
 outstanding
 (millions)
  -basic        82.6   82.5   82.5   82.4   82.3   82.3   83.2   84.8
  -diluted      82.6   83.2   82.5   82.4   82.3   82.3   90.0   92.4


CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss) and Reinvested Earnings (unaudited, millions of U.S. dollars except per share amounts)

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ---------------- -------- --------
Revenue                     $1,712  $1,619   $1,366   $4,884   $4,183
                           -------- ------- -------- -------- --------

Feedstock and operating
 costs                       1,448   1,363    1,211    4,181    3,629
Research and development        13      13       14       38       38
Selling, general and
 administrative                 55      54       82      159      140
Restructuring charges
 (Note 3)                      109       1       85      125       85
Depreciation and
 amortization                   75      77       70      224      216
                           -------- ------- -------- -------- --------
                             1,700   1,508    1,462    4,727    4,108
                           -------- ------- -------- -------- --------
Operating income (loss)         12     111      (96)     157       75
                           -------- ------- -------- -------- --------

Interest expense (net)
 (Note 4)                      (43)    (40)     (28)    (125)     (80)
Other gains and losses
 (net)                          (1)      -        -        1        -
                           -------- ------- -------- -------- --------
                               (44)    (40)     (28)    (124)     (80)
                           -------- ------- -------- -------- --------
Income (loss) before
 income taxes                  (32)     71     (124)      33       (5)
Income tax recovery
 (expense) (Note 5)              7      37       19       45      (31)
                           -------- ------- -------- -------- --------
Net income (loss)             $(25)   $108    $(105)     $78     $(36)
Reinvested earnings,
 beginning of period           477     377      577      390      633
  Common share dividends        (7)     (8)      (7)     (22)     (20)
  Common share repurchase        -       -        -        -     (107)
  Options retired for cash
   (net)                        (1)      -        -       (2)      (5)
                           -------- ------- -------- -------- --------
Reinvested earnings, end
 of period                    $444    $477     $465     $444     $465
                           ======== ======= ======== ======== ========
Earnings (loss) per share
 (Note 6)
  - basic                   $(0.30)  $1.31   $(1.28)   $0.95   $(0.44)
  - diluted                 $(0.30)  $1.30   $(1.28)   $0.94   $(0.44)

Notes to the Consolidated Financial Statements appear on pages 19 to
                                  23.


Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)     Sept. 30, 2006 Dec. 31, 2005
                                          -------------- -------------
Assets
Current assets
  Cash and cash equivalents                        $110          $166
  Restricted cash and other assets                   72             -
  Accounts receivable                               491           564
  Inventories                                       803           680
                                          -------------- -------------
                                                  1,476         1,410

Investments and other assets                        112           181
Plant, property and equipment, net                3,674         3,626
                                          -------------- -------------
                                                 $5,262        $5,217
                                          ============== =============

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                         $1            $1
  Accounts payable and accrued
   liabilities                                    1,019           996
  Long-term debt due within one year                200           301
                                          -------------- -------------
                                                  1,220         1,298
Long-term debt                                    1,753         1,737
Future income taxes                                 559           645
Deferred credits and long-term
 liabilities                                        358           318
                                          -------------- -------------
                                                  3,890         3,998
                                          -------------- -------------

Shareholders' equity
      Common shares                                 497           494
      Contributed surplus                            17            11
      Cumulative translation adjustment             414           324
      Reinvested earnings                           444           390
                                          -------------- -------------
                                                  1,372         1,219
                                          -------------- -------------
                                                 $5,262        $5,217
                                          ============== =============

Notes to the Consolidated Financial Statements appear on pages 19 to
                                  23.


Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)

                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Operating activities
  Net income (loss)           $(25)   $108    $(105)     $78     $(36)
  Depreciation and
   amortization                 75      77       70      224      216
  Future income tax
   recovery                    (34)    (73)     (15)    (134)     (38)
  (Gain) loss on
   derivatives                  11     (12)     (17)      17      (16)
  Asset writedowns (Note
   3)                           47       -       85       47       85
  Other gains and losses         1       -        -       (1)       -
  Stock option expense           1       1        -        5        4
                           -------- ------- -------- -------- --------
  Funds from operations         76     101       18      236      215
  Changes in non-cash
   working capital             (65)    147      121        2      131
                           -------- ------- -------- -------- --------
  Cash flow from operating
   activities                   11     248      139      238      346
                           -------- ------- -------- -------- --------

Investing activities
  Proceeds on asset sales
   and other capital
   transactions                  -       -        -        2        -
  Plant, property and
   equipment additions         (47)    (64)    (102)    (152)    (290)
  Turnaround costs, long-
   term investments and
   other assets                (18)    (11)     (65)     (38)     (99)
  Settlement of
   derivatives                   6       1        -       13       13
  Changes in non-cash
   working capital               9      (5)      (4)      (2)     108
                           -------- ------- -------- -------- --------
                               (50)    (79)    (171)    (177)    (268)
                           -------- ------- -------- -------- --------
Financing activities
  Increase in current bank
   loans                         1       -        1        -        1
  Long term debt additions       -       -       19        4       19
  Long term debt
   repayments                   (2)   (302)    (101)    (304)    (101)
  Long term debt -
   increase in revolving
   debt                         65     139        -      203        -
  Options retired for cash      (1)      -        -       (1)     (10)
  Common shares issued           -       -        -        2       11
  Common share repurchases       -       -        -        -     (125)
  Common share dividends        (7)     (8)      (7)     (22)     (20)
  Changes in non-cash
   working capital               -       1        1        1       (1)
                           -------- ------- -------- -------- --------
                                56    (170)     (87)    (117)    (226)
                           -------- ------- -------- -------- --------

Increase (decrease) in
 cash and cash equivalents      17      (1)    (119)     (56)    (148)
Cash and cash equivalents,
 beginning of period            93      94      216      166      245
                           -------- ------- -------- -------- --------

Cash and cash equivalents,
 end of period                $110     $93      $97     $110      $97
                           ======== ======= ======== ======== ========

Cash tax payments              $30     $11       $1      $41      $54
                           ======== ======= ======== ======== ========

Cash interest payments         $44     $48      $40     $128     $102
                           ======== ======= ======== ======== ========

Notes to the Consolidated Financial Statements appear on pages 19 to
                                  23.


     Notes to Consolidated Financial Statements

     (unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

     These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2005.

     1. Significant Accounting Policies

     These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in
Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2005 on pages 71 to 75 of the 2005 Annual Report.

     Certain comparative figures have been restated to conform with the current periods' presentation.

     2. Pensions and Other Post-Retirement Benefits


Components of Net Periodic Benefit Cost for
Defined Benefit Plans
                                  Three Months Ended
                 -----------------------------------------------------
                  Sept. 30, 2006     June 30, 2006    Sept. 30, 2005
                 ----------------- ----------------- -----------------
                 Pension   Other   Pension   Other   Pension   Other
                 Benefits Benefits Benefits Benefits Benefits Benefits
                 -------- -------- -------- -------- -----------------

Current service
 cost                 $7       $1       $7       $2       $8       $-
Interest cost on
 projected
 benefit
 obligations           9        1        9        1       11        1
Actual return on
 plan assets          (9)       -       (9)       -      (10)       -
                 -------- -------- -------- -------- -------- --------
Costs arising in
 the period            7        2        7        3        9        1
Differences
 between costs
 arising in the
 period and
 costs
 recognized in
 the period in
 respect of the
 long-term
 nature of
 employee future
 benefit costs:
  Transition
   asset              (1)       -       (1)       -       (2)       -
  Actuarial loss       2        -        2        -        1        -
  Past service
   and actual
   plan
   amendments          -        -        -        -        1        -
                 -------- -------- -------- -------- -------- --------
Net defined
 benefit cost
 recognized           $8       $2       $8       $3       $9       $1
                 ======== ======== ======== ======== ======== ========


                                         Nine Months Ended
                              ----------------------------------------
                                 Sept. 30, 2006      Sept. 30, 2005
                              -------------------- -------------------
                                Pension    Other    Pension    Other
                               Benefits  Benefits  Benefits  Benefits
                              ------------------------------ ---------

Current service cost                $21        $4       $20        $2
Interest cost on projected
 benefit
obligations                          27         3        29         3
Actual return on plan assets        (27)        -       (28)        -
                               --------- ------------------- ---------
Costs arising in the period          21         7        21         5
Differences between costs
 arising in the period and
 costs recognized in the
 period in respect of the
 long-term nature of employee
 future benefit costs:
  Transition (asset)
   obligation                        (3)        -        (4)        1
  Actuarial loss                      6         -         5         1
  Past service and actual
   plan amendments                    -         -         1         -
                               --------- ------------------- ---------
Net defined benefit cost
 recognized                         $24        $7       $23        $7
                               ========= =================== =========


     The expected long-term rate of return on plan assets is 7.3% compared with 7.5% in the prior year.

     Employer Contributions

     NOVA Chemicals contributed $28 million, $12 million and $17 million during the quarters ended Sept. 30, 2006, June 30, 2006 and Sept. 30, 2005, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $2 million during each of the quarters ended Sept. 30, 2006, June 30, 2006 and Sept. 30, 2005 to its defined contribution plans. NOVA Chemicals contributed $50 million and $32 million during the nine months ended Sept. 30, 2006 and Sept. 30, 2005, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $6 million during each of the nine month periods ended Sept. 30, 2006 and Sept. 30, 2005 to its defined contribution plans.

   3. Restructuring Charges

     In the third quarter of 2006, NOVA Chemicals had two significant restructuring events as follows:

     1) On June 26, 2006, NOVA Chemicals announced plans to restructure its North American operations to better align resources and reduce costs. NOVA Chemicals will remove $65 million of costs across the organization. These reductions include the previously announced savings of $15 million per year from the Chesapeake, Virginia site closure.

     As a result, a restructuring charge of $53 million before-tax ($33 million after-tax) for severance, pension and other employee related costs was booked in the third quarter of 2006. Of this amount, approximately $10 million related to one-time pension curtailment and special termination benefit charges. Of the $43 million remaining charge, NOVA Chemicals estimates $28 million will be paid to employees by the end of 2006 with the majority of the remainder to be paid in 2007.

     2) On July 25, 2006, NOVA Innovene announced its plans to permanently close its Carrington, UK, solid polystyrene facility in October 2006. Accordingly, NOVA Chemicals wrote down the value of the plant on its books to zero as of Sept. 30, 2006. NOVA Chemicals incurred a charge of $56 million before-tax ($46 million after-tax) related primarily to non-cash asset write-downs, however $8 million will be paid to employees in severance and other departure costs.

     In the second quarter of 2006, NOVA Chemicals accrued $1 million of additional restructuring costs related to rationalization activities commenced in 2005 in its European joint venture with INEOS, NOVA Innovene. These actions will largely be complete by the end of 2006.

     In the third quarter of 2005, NOVA Innovene announced it plans to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK. Accordingly, NOVA Chemicals wrote down the value of the plants on its books to zero as of Sept. 30, 2005. The amount of the write-down was $76 million ($60 million after-tax). NOVA Chemicals also reduced the recorded benefit of certain tax loss carry-forwards by $9 million, as the likelihood of their utilization is reduced as a result of the formation of the joint venture and closure of the plants. Certain other non-productive assets were written off amounting to $9 million ($6 million after-tax). The total amount of the restructuring charge was $85 million ($75 million after-tax).

     Included in the restructuring charges for the nine months ended Sept. 30, 2006 are severance costs of $15 million ($10 million after-tax) related to the Chesapeake closure that were accrued in the first quarter of 2006. $1 million of the severance costs have been paid to employees to date with the majority of the remainder to be paid by the end of 2006.


4. Interest Expense
Components of Interest
 Expense                      Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Interest on long-term debt     $35     $37      $29     $110      $84
Interest on
 securitizations and other      10       6        4       21        8
                           -------- ------- -------- -------- --------
Gross interest expense          45      43       33      131       92
Interest capitalized
 during plant construction      (1)      -       (4)      (2)      (9)
Interest income                 (1)     (3)      (1)      (4)      (3)
                           -------- ------- -------- -------- --------
Interest expense (net)         $43     $40      $28     $125      $80
                           ======== ======= ======== ======== ========


5. Income Taxes
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Income (loss) before
 income taxes                 $(32)    $71    $(124)     $33      $(5)
Statutory income tax rate    32.49%  32.49%  33.62 %   32.49%   33.62%
                           -------- ------- -------- -------- --------
Computed income tax
 recovery (expense)            $10    $(23)     $42     $(11)      $2
Decrease (increase) in
 taxes resulting from:
  Tax benefit of rate
   reductions(1)                 -      60        -       60        -
  Tax benefits not
   recognized on
   restructuring charges        (6)      -      (16)      (6)     (16)
  Foreign tax rates              4       2       (3)       7      (10)
  Other                         (1)     (2)      (4)      (5)      (7)
                           -------- ------- -------- -------- --------
Income tax recovery
 (expense)                      $7     $37      $19      $45     $(31)
                           ======== ======= ======== ======== ========

(1) As a result of Canadian federal and Alberta provincial income tax rate reductions, which were enacted in the second quarter of 2006, future tax liabilities were reduced by $60 million. This benefit was recorded as a reduction in income tax expense.


6. Earnings (Loss) Per Share

(shares in millions)                  Three Months Ended
                        ----------------------------------------------
                           Sept. 30        June 30        Sept. 30
                             2006            2006           2005
                        --------------- -------------- ---------------
                         Basic  Diluted Basic  Diluted  Basic  Diluted
Net income (loss)
available to common
shareholders              $(25)   $(25) $ 108   $ 108  $ (105) $ (105)
                        ======= ======= ====== ======= ======= =======
Weighted-average
common shares
outstanding               82.6    82.6   82.5    82.5    82.3    82.3
Add back effect of
dilutive securities:
  Stock options              -       -      -     0.7       -       -
                        ------- ------- ------ ------- ------- -------
Weighted-average
common shares for
EPS calculations          82.6    82.6   82.5    83.2    82.3    82.3
                        ------- ------- ------ ------- ------- -------
Earnings (loss) per
common share            $(0.30) $(0.30) $1.31   $1.30  $(1.28) $(1.28)
                        ======= ======= ====== ======= ======= =======

(shares in millions)                          Nine Months Ended
                                        ------------------------------
                                           Sept. 30       Sept. 30
                                             2006           2005
                                        -------------- ---------------
                                        Basic  Diluted  Basic  Diluted
Net income (loss)
available to common
shareholders                             $ 78    $ 78   $ (36)  $ (36)
                                        ====== ======= ======= =======
Weighted-average
common shares
outstanding                              82.5    82.5    82.6    82.6
Add back effect of
dilutive securities:
  Stock options                             -     0.8       -       -
                                        ------ ------- ------- -------
Weighted-average
common shares for
EPS calculations                         82.5    83.3    82.6    82.6
                                        ------ ------- ------- -------
Earnings (loss) per
common share                            $0.95   $0.94  $(0.44) $(0.44)
                                        ====== ======= ======= =======


     3.4 million and 4.7 million stock options were excluded from the computation of diluted earnings per share for the quarters ended Sept. 30, 2006 and Sept. 30, 2005, respectively, because they were anti-dilutive. No stock options were excluded from the computation of diluted earnings per share for the quarter ended June 30, 2006. As of Sept. 30, 2006, the fully diluted share count was 82.6 million. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price.

     7. Segmented Information

     On June 26, 2006, NOVA Chemicals announced the restructuring of its business into three units to better reflect its performance, align resources and reduce costs. These three units are Olefins/Polyolefins, Performance Styrenics and STYRENIX. Previously, the business was reflected in two segments:
Olefins/Polyolefins and Styrenics. Prior periods have been restated to reflect the new operating segments.


                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Revenue
  Olefins/Polyolefins       $1,146  $1,078     $878   $3,232   $2,687
  Performance Styrenics        111     106       90      316      294
  STYRENIX                     555     510      443    1,577    1,411
  Intersegment
   eliminations(1)            (100)    (75)     (45)    (241)    (209)
                           -------- ------- -------- -------- --------
                            $1,712  $1,619   $1,366   $4,884   $4,183
                           ======== ======= ======== ======== ========
Operating income (loss)
  Olefins/Polyolefins         $211    $160      $58     $500     $346
  Performance Styrenics         (7)     (4)      (1)     (17)      (9)
  STYRENIX                     (39)    (53)     (70)    (137)    (179)
  Corporate and other         (153)      8      (83)    (189)     (83)
                           -------- ------- -------- -------- --------
                               $12    $111     $(96)    $157      $75
                           ======== ======= ======== ======== ========
Net income (loss)
  Olefins/Polyolefins         $123  $151(2)     $26   $344(2)    $195
  Performance Styrenics         (5)     (4)      (1)     (15)      (7)
  STYRENIX                     (35)    (45)     (56)    (119)    (147)
  Corporate and other         (108)      6      (74)    (132)     (77)
                           -------- ------- -------- -------- --------
                              $(25)   $108    $(105)     $78     $(36)
                           ======== ======= ======== ======== ========
(1) Intersegment eliminations include eliminations between any of the three business units.
(2) Includes $60 million benefit from Canadian tax rate reductions.


                                                      Sept. 30 Dec. 31
                                                        2006    2005
                                                      -------- -------
Assets
  Olefins/Polyolefins                                  $2,923  $2,888
  Performance Styrenics                                   436     333
  STYRENIX                                              1,566   1,584
  Corporate and other(1)                                  337     412
                                                      -------- -------
                                                       $5,262  $5,217
                                                      ======== =======

(1) Amounts include all cash and cash equivalents.


8. Reconciliation to United States Generally Accepted Accounting
 Principles
                              Three Months Ended     Nine Months Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2006    2006     2005     2006     2005
                           -------- ------- -------- -------- --------
Net income (loss) in
 accordance with Canadian
 GAAP                         $(25)   $108    $(105)     $78     $(36)
Add (deduct) adjustments
 for:
  Hedging and derivative
   activity(1)                  (3)      1       (1)      (2)      (3)
  Inventory costing(2)           6      (3)       -        -       (7)
  Start-up costs(3)              2       1        2       (4)       3
  Stock-based
   compensation(8)              (1)      -        -       (1)       -
  Other                          1       -        -        1        1
                           -------- ------- -------- -------- --------
Net income (loss) in
 accordance with U.S. GAAP    $(20)   $107    $(104)     $72     $(42)
                           ======== ======= ======== ======== ========
Earnings (loss) per share
 - basic basic              $(0.24)  $1.29   $(1.27)   $0.88   $(0.51)
                           ======== ======= ======== ======== ========
Earnings (loss) per share
 - diluted                  $(0.24)  $1.28   $(1.27)   $0.87   $(0.51)
                           ======== ======= ======== ======== ========


                           Three Months Ended       Nine Months Ended
                       --------------------------- -------------------
                        Sept. 30 June 30  Sept. 30  Sept. 30  Sept. 30
                          2006     2006     2005      2006      2005
                       --------- -------- -------- --------- ---------
Comprehensive income
 (loss) (4)
Net income (loss) in
 accordance with U.S.
 GAAP                      $(20)    $107    $(104)      $72      $(42)
  Cumulative
   translation
   adjustment(5)             17       66       73        90       (22)
                       --------- -------- -------- --------- ---------
Comprehensive income
 (loss) in accordance
 with U.S. GAAP             $(3)    $173     $(31)     $162      $(64)
                       ========= ======== ======== ========= =========


                                                      Sept. 30 Dec. 31
                                                        2006    2005
                                                      -------- -------
Accumulated other comprehensive income(4)
    Cumulative translation adjustment(5)                 $393    $303
    Minimum pension liability(6)                          (12)    (12)
                                                      -------- -------
                                                         $381    $291
                                                      ======== =======


Balance sheet in accordance with U.S. GAAP(7)
  Current assets (2)                                   $1,525  $1,455
  Investments and other assets(3),(6)                      83     159
  Plant, property and equipment, net                    3,654   3,604
  Current liabilities(1)                               (1,217) (1,293)
  Long-term debt(1)                                    (1,755) (1,742)
  Deferred credits and long-term liabilities(1),(6),(8)  (934)   (977)
                                                       ------- -------
  Common equity                                        $1,356  $1,206
                                                       ======= =======


     (1) Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values, unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income
(loss). Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which require the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to commodity-based and other derivative instruments used by NOVA Chemicals.

     (2) Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

     (3) Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

     (4) Comprehensive Income (loss). U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income (loss) and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss). This statement is not currently required under Canadian GAAP.

     (5) Cumulative Translation Adjustment. Under U.S. GAAP unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

     (6) Minimum Pension Liability. SFAS No. 87, Employer's Accounting for Pensions, requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects.

     (7) Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity, however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

     (8) Stock-Based Compensation Plans. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value-based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are marked to market. U.S. GAAP, SFAS No. 123(R), Accounting for Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value-based method, such as the Black Scholes method used by NOVA Chemicals. This standard requires adoption using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect of $5 million for the period prior to Dec. 31, 2005, has been charged to reinvested earnings at Dec. 31, 2005.

     New Accounting Pronouncements

     Canadian GAAP

     EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, requires that compensation cost for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. For those employees who will become eligible to retire during the vesting period, compensation cost should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard will result in acceleration of the recognition of compensation expenses. This standard is effective for NOVA Chemicals fourth quarter 2006 reporting.

     CICA 3831, Non-Monetary Transactions, is effective for periods beginning on or after Jan. 1, 2006. It requires commercially substantive non-monetary transactions to be measured at fair value rather than the carrying amount of the assets given up.

     CICA 3855, Financial Instruments - Recognition and Measurement & CICA 3865, Hedges, are effective for fiscal years beginning on or after October 1, 2006. This statement harmonizes Canadian and US GAAP and IFRS by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous Canadian standards addressed disclosure and presentation matters only. CICA 3865 sets standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting.

     CICA 1530, Comprehensive Income, is effective for NOVA Chemicals fourth quarter reporting and harmonizes Canadian and US GAAP and IFRS. This statement defines the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss).

     CICA 1506, Changes in Accounting Policies and Estimates, and Errors, is effective Jan. 1, 2007 and states an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.

     US GAAP

     FIN 48, Accounting for Uncertainty in Income Taxes, clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized. An enterprise would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position.

     SFAS 154, Accounting Changes and Error Corrections, requires retrospective application, with restatement of prior periods, for a voluntary change in accounting principle. This standard aligns US and Canadian GAAP and IFRS.

     SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, issued on Sept. 29, 2006, amends SFAS 87 and SFAS 106, and requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. NOVA Chemicals is currently assessing the impact that the adoption of FAS 158 will have on NOVA Chemical's stockholders' equity at December 31, 2006. This Statement does not affect the results of operations.


     CONTACT: NOVA Chemicals Corporation
              Investor Relations - Chris Bezaire, 412-490-5070
              Media Relations - Greg Wilkinson, 412-490-4166